Exhibit 8.1

Subsidiaries of WalkMe Ltd.

Legal Name	Jurisdiction of Organization
WalkMe, Inc.	Delaware
WalkMe UK Limited	United Kingdom
WalkMe Australia PTY Ltd.	Australia
WalkMe Singapore PTE Ltd.	Singapore
WalkMe K.K.	Japan
WalkMe Canada Ltd.	Canada